[redacted]

12010414

AP 4/11

3/10/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE TAVENNER COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 Mechanicsburg Road
(No. and Street)

Springfield	Ohio	45502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William James Tavenner, Sr. (937) 399-8415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

2525 N. Limestone Street, Suite 103	Springfield	Ohio	45503
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

OATH OR AFFIRMATION

I, William James Tavenner, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tavenner Company, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Ohio
County of Clark ss

Signature

President

Title

Notary Public

Charles D. Littleton, Atty
Notary public, no expiration

Sworn to before me and subscribed in my presence This 27 day of Feb, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE TAVENNER COMPANY

Financial Statements

December 31, 2011 and 2010

with Independent Auditors' Report

CLARK SCHAEFER HACKETT

STRENGTH IN NUMBERS

TABLE OF CONTENTS

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

INDEPENDENT AUDITORS' REPORT

Board of Trustees
The Tavenner Company
Springfield, Ohio

We have audited the accompanying statements of financial condition of The Tavenner Company (the Company) as of December 31, 2011 and 2010 and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 24, 2012

2525 north limestone street, ste. 103
springfield, oh 45503

cshco.com
p. 937.399.2000
f. 937.399.5433

THE TAVENNER COMPANY
Statements of Financial Condition
December 31, 2011 and 2010

		2011	2010
Assets			
Current assets:			
Cash	$	6,877	4,164
Commissions receivable		16,133	14,588
Total current assets		23,010	18,752
Property:			
Furniture and fixtures		29,766	29,766
Accumulated depreciation		(26,642)	(24,198)
		3,124	5,568
Non-current assets:			
Certificate of deposit		9,320	9,169
Total non-current assets		12,444	14,737
Total assets	$	35,454	33,489
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	10,509	6,009
Commissions payable		12,165	9,572
Total current liabilities		22,674	15,581
Stockholder's equity:			
Common stock, no par value; authorized 750 shares, 100 shares issued and outstanding		200	200
Additional paid-in capital		18,115	18,115
Retained deficit		(5,535)	(407)
Total stockholder's equity		12,780	17,908
Total liabilities and stockholder's equity	$	35,454	33,489

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Operations
For the Years Ended December 31, 2011 and 2010

		2011	2010
Revenue:			
Commissions	$	316,001	251,498
Other income		5,454	6,942
Interest		152	229
Total revenue		321,607	258,669
Expenses:			
Commissions		255,610	194,416
Rent		18,000	10,000
Professional fees		13,650	13,575
Contract labor		10,998	10,195
Computer software and repairs		5,711	7,734
Office expenses		5,449	1,860
Postage		3,369	2,754
Dues and subscriptions		3,177	1,540
Utilities		2,688	2,482
Depreciation		2,444	2,130
Office supplies		1,461	3,227
Travel		953	-
License and registration		881	665
Insurance		821	3,457
Regulatory fees		395	834
Repairs and maintenance		343	841
Meetings		-	150
Representative monitoring		-	77
Miscellaneous		785	798
Total expenses		326,735	256,735
Net (loss) income	$	(5,128)	1,934

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2011 and 2010

		Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balance at January 1, 2010	$	200	18,115	(2,341)	15,974
Net income		-	-	1,934	1,934
Balance at December 31, 2010		200	18,115	(407)	17,908
Net loss		-	-	(5,128)	(5,128)
Balance at December 31, 2011	$	200	18,115	(5,535)	12,780

See accompanying notes to the financial statements.

THE TAVENNER COMPANY
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

		2011	2010
Cash flows from operating activities:			
Net (loss) income	$	(5,128)	1,934
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation		2,444	2,130
Effects of changes in operating assets and liabilities:			
Commissions receivable		(1,545)	(6,270)
Commissions payable		2,593	2,866
Accounts payable		4,500	(344)
Cash flow provided by operating activities		2,864	316
Cash flows used by investing activities:			
Purchase of furniture and fixtures		-	(2,175)
Interest credited to certificate of deposit		(151)	(209)
Cash flow used in investing activities		(151)	(2,384)
Increase (decrease) in cash		2,713	(2,068)
Cash, beginning of year		4,164	6,232
Cash, end of year	$	6,877	4,164

See accompanying notes to the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of the Company are set forth to facilitate the understanding of data presented in the financial statements:

Description of business
The Tavenner Company is an Ohio Corporation operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is located in Springfield, Ohio.

Method of accounting
The Company prepares its financial statements on the accrual basis method of accounting.

Cash
For the purpose of financial statement reporting, the Company considers amounts on hand and in demand deposits and certificates of deposit with original maturities of three months or less to be cash.

Commission receivable
Commissions receivable are stated at net realizable value due from correspondent brokers. No allowance for uncollectible accounts was recorded as management deems all amounts to be collectible.

Use of estimates
Financial statements prepared in conformity with accounting principles generally accepted in the United States of Ohio requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property, equipment and depreciation
Property and equipment are recorded at cost. Depreciation is provided on the double declining balance method over the estimated useful lives of the respective assets.

Accounting for uncertainty in income taxes
The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2008 through 2010. The Company's policy with regard to interest and penalty is to recognize interest through interest expense and penalties through other expense. In evaluating the Partnership's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 24, 2012, the date which the financial statements were available to be issued.

2. OPERATIONS:

The Company is a registered broker/dealer engaged primarily in selling mutual funds and variable life products. Customers' securities transactions are recorded on a settlement date basis and the related commission revenues and expenses are accrued on a trade date basis.

All securities transactions are carried on a fully disclosed basis.

The Company is exempt from special reserve requirements for brokers and dealers under rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Section (k)(2)(ii).

3. FEDERAL INCOME TAXES:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes. Rather, the shareholder is liable for the individual federal income taxes on his respective share of the Company's taxable income.

4. RELATED PARTY TRANSACTIONS:

The Company's sole stockholder also controls an insurance company. The Company leases on a month-to-month basis office space, equipment and obtains administrative and support services under an operating agreement between the Company and the commonly owned insurance company. The amounts expensed for these services include $18,000 and $10,000 for 2011 and 2010, respectively, for office and equipment rent.

5. SUBORDINATED LIABILITIES:

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2011 and 2010. Therefore, no related reporting to regulatory agencies is required.

6. NET CAPITAL REQUIREMENTS:

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $5,641, which was $641 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was at December 31, 2011 was 4.02 to 1.0.

THE TAVENNER COMPANY
Schedule of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2011

Net Capital:		
Total stockholder's equity	$	12,780
Deductions for non-allowable assets:		
Commission receivable, net of commissions payable		(3,968)
Property and equipment, net		(3,124)
Haircuts on securities		
Certificate of deposit (1/2%)		(47)
Net Capital	$	5,641
Aggregate Indebtedness:		
Accrued payable and commissions payable	$	22,674
Total aggregate indebtedness	$	22,674
Computation of Basic Net Capital Requirement:		
Minimum net capital requirements:		
Minimum dollar requirement	$	5,000
Total requirement	$	5,000
Excess Net Capital		641
Ratio: Aggregate indebtedness to net capital		4.02 to 1.0
Reconciliation with Company's Computation:		
Included in part IIA of Form X-17A-5 as of December 31, 2011		
Net capital per unaudited computation	$	7,696
Effect of audit and client adjustments on stockholders' equity		(2,055)
Net capital per audited computation above	$	5,641

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
The Tavenner Company
Springfield, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of The Tavenner Company (the Company), for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule l7a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule l7a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-3,

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule l7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we considered to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of The Tavenner Company as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 24, 2012.

The Company uses estimates to record commissions receivable and payables at month end resulting in misstatement of the financial statements and quarterly FOCUS reports. Also, management does not have the technical ability to prepare financial statements with all disclosures required by generally accepted accounting principles. All of the above are the result of the lack of segregation of duties within its internal control structure. While this is common among companies this small, it makes it imperative that management take a more active role in oversight of internal control functions. We have made this recommendation to management and they believe the costs to overcome the identified deficiencies exceed the benefits realized from implementation of our recommendations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule I7a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Springfield, Ohio
February 24, 2012

SINCE 19 38

At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.